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[CINRAM LOGO]

2255 MARKHAM ROAD, SCARBOROUGH, ONTARIO, M1B 2W3


NEWS RELEASE

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FOR IMMEDIATE RELEASE

                   CINRAM TO EVALUATE INCOME TRUST ALTERNATIVE

TORONTO (APRIL 25, 2005) -- Cinram International Inc. (TSX: CRW) today made the following announcement at its annual general meeting of shareholders:

"The Board of Directors, on a regular basis, considers alternatives for enhancing shareholder value. One such alternative that the Board is currently considering is the conversion of the Company into an income trust type structure. While it is too early to comment on the viability of this alternative and its appropriateness for the Company, the Board has concluded that further study is warranted and has authorized management of the Company to do so. There can be no assurance that the Company will convert from its present form into an income trust type structure."


ABOUT CINRAM
Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Company's shares are listed on the Toronto Stock Exchange (CRW) and are included in the S&P/ TSX Composite Index. For more information, visit our Web site at www.cinram.com.

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. For a complete list of risks and uncertainties, please consult the Company's annual information form filed with Canadian securities commissions, available on www.sedar.com. Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. These cautionary statements expressly qualify all forward-looking statements attributable to Cinram.


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FOR MORE INFORMATION:
Lyne Beauregard
Cinram International Inc.
Tel: (416) 321-7930
lynebeauregard@cinram.com